UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 31)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 31 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Inco on May 31, 2006 and amended on May 31, June 5, June 6, June 7, June 12, June 13, June 14, June 22, June 23, June 26, June 27, June 30, July 5, July 11, July 14, July 17, July 18, July 19, July 20, July 21, July 24, July 25, July 26, July 28, July 31, August 1, August 7 and August 8, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9. In connection with the proposed statutory plan of arrangement involving Inco and Phelps Dodge Corporation, Inco Board of Directors has prepared a Notice of Special Meeting of Shareholders and Proxy Circular and Statement (the “Proxy Circular”) and a Supplement to the Proxy Circular (the “Supplement”), dated August 11, 2006. The Proxy Circular and the Supplement, which will be mailed to Inco shareholders on or about August 14, 2006, are filed as Exhibits (a)(51)-(52) to this Statement and are incorporated herein by reference in their entirety.
Item 3.     Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Proxy Circular under the headings “Security Holdings of Directors and Executive Officers of Inco”, “The Arrangement — Interests of Inco Directors and Executive Officers in the Arrangement” and “Phelps Dodge and Inco After the Arrangement — Directors and Officers” is incorporated herein by reference.
Item 4.     The Solicitation or Recommendation.
(b)     Reasons for the Recommendation
     Item 4(b) is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Proxy Circular under the headings “The Arrangement — Opinions of Inco’s Financial Advisors”, “Appendix F — Opinion of Morgan Stanley & Co. Incorporated”, “Appendix G — Opinion of RBC Capital Markets” and “Appendix H — Opinion of Goldman, Sachs & Co.” is incorporated herein by reference.
(c)     Intent to Tender
     Item 4(c) is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Proxy Circular under the heading “The Special Meeting — Securities Beneficially Owned by Inco Directors and Executive Officers” is incorporated herein by reference.
Item 9.     Exhibits.
     Item 9 is hereby amended and supplemented by adding the following hereto:
(a)(51)	Notice of special meeting of shareholders and proxy circular and statement, dated August 10, 2006, prepared by the Board of Directors of Inco in connection with the proposed statutory plan of arrangement involving Inco and Phelps Dodge Corporation (incorporated by reference to Exhibit 99.1 to Inco’s Form 8-K (File No. 001-00143) filed on August 11, 2006)

(a)(52)	Supplement to the notice of special meeting of shareholders and proxy circular and statement, dated August 11, 2006, prepared by the Board of Directors of Inco in connection with the proposed statutory plan of arrangement involving Inco and Phelps Dodge Corporation (incorporated by reference to Exhibit 99.2 to Inco’s Form 8-K (File No. 001-00143) filed on August 11, 2006)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/  Simon A. Fish

Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary
August 11, 2006